

May 5, 2014

Via E-mail
Michael R. Dunn
Chief Executive Officer and Chief Financial Officer
FITT Highway Products, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

> **Re:** **FITT Highway Products, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed April 3, 2014**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/Amendment No.1
Item 2.01 Completion of Acquisition or Disposition of Assets
Form 10 Information
Item 1. Business
Description of Business, page 3

1. We note your response to our prior comment 4 and associated revisions to your Form 8-K on page 4. In addition to these revisions, please disclose the reasons for the IRS Notice of Levy, whether a final Notice of Levy has been received, the property that may be subject to the levy and the IRS' powers to enforce the levy.

Products, page 4

2. We note your response to our prior comment 5 concerning Dr. Scott. Please also disclose whether Dr. Scott retains any rights to the energy shots he helped design beyond the royalty he will receive of $0.02 per bottle for each energy shot sold.

3. Please confirm that Dr. Scott is currently a member of the Speakers Board for both PriCara Pharmaceutical and Pfizer Pharmaceutical. We note that since August 2011, PriCara and Ortho-McNeil, divisions of Ortho-McNeil-Janssen Pharmaceuticals, have been operating under the name Janssen Pharmaceuticals.

4. To the extent that Dr. Scott is currently a member of the Speakers Board for PriCara Pharmaceutical and/or Pfizer Pharmaceutical, please explain what membership on the applicable Speakers Board entails, how membership is obtained and the extent to which Dr. Scott is compensated for his service.

5. Please clarify what Scisco Group, Inc. is and the nature of Dr. Scott's consulting services.

Production, page 7

6. We note your response to our prior comment 14 and associated revisions to your Form 8-K regarding Wellington's ownership of the FITT Energy Shot formula. Please disclose whether the registrant and Wellington have an agreement with respect to Wellington's supply of energy shots to the registrant for commercial sale. If so, please disclose the material terms of this agreement and file the same as an exhibit to your Form 8-K.

7. If, as you stated, you have no co-ownership rights in the formula, please discuss the possibility that Wellington could sell energy shots of its own using the formula and exclude the registrant or could sell the rights to the formula to third parties who could compete against the company. Finally, please disclose the extent of the company's intellectual property and what, if any, protections the company has in place to guard such property.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director